As filed with the Securities and Exchange Commission on June 22, 2017

Securities Act File No. 033-10583

Investment Company Act File No. 811-04873

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A
☒	Registration Statement
under
the Securities Act of 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 45
and/or
☒	Registration Statement
under
the Investment Company Act of 1940
☒	Amendment No. 46
(Check Appropriate Box or Boxes)

THE GAMCO GROWTH FUND

(Exact Name of Registrant as Specified in the Declaration of Trust)

One Corporate Center

Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 422-3554

Bruce N. Alpert

Gabelli Funds, LLC

One Corporate Center

Rye, New York 10580-1422

(Name and Address of Agent for Service)

Copies to:

Andrea R. Mango, Esq. The GAMCO Growth Fund One Corporate Center Rye, New York 10580-1422	Richard T. Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036	Thomas A. DeCapo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116

It is proposed that this filing will become effective:

☐	immediately upon filing pursuant to paragraph (b); or
☐	on [ ], pursuant to paragraph (b); or
☐	60 days after filing pursuant to paragraph (a)(1); or
☐	on [ ] pursuant to paragraph (a)(1); or
☐	75 days after filing pursuant to paragraph (a)(2); or
☐	on [ ] pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

This Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A (File No. 033-01719) of The GAMCO Growth Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 45 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 45 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 45 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 28.	Exhibits

	(a)(1)	Declaration of Trust, dated October 24, 1986 — incorporated by reference to Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on May 1, 2000 (Accession No. 0000935069-00-000192) (“Post-Effective Amendment No. 18”).

	(a)(2)	Supplemental Declaration of Trust, dated April 18, 2000 — incorporated by reference to Post-Effective Amendment No. 18.

	(a)(3)	Articles of Amendment, dated April 18, 2000 — incorporated by reference to Post-Effective Amendment No. 18.

	(a)(4)	Supplemental Declaration of Trust to the Declaration of Trust, dated April 29, 2005 — incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 29, 2005 (Accession No. 0000935069-05-001069) (“Post-Effective Amendment No. 24”).

	(a)(5)	Amendment to the Declaration of Trust, dated December 27, 2005 — incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 28, 2006 (Accession No. 0000935069-06-001201).

	(a)(6)	Supplemental Declaration of Trust, dated June 20, 2017 – filed herewith

	(b)	Amended and Restated By-laws, dated August 19, 2009 — incorporated by reference to Post-Effective Amendment No. 29 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on February 26, 2010.

	(c)	Not Applicable.

	(d)(1)	Amended and Restated Investment Advisory Agreement between the Registrant and Gabelli Funds, Inc., dated, May 12, 1992 — incorporated by reference to Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on May 1, 1997 (Accession No. 0000927405-97-000149) (“Post-Effective Amendment No. 14”).

	(d)(2)	Amendment No. 1 to the Amended and Restated Investment Advisory Agreement, between the Registrant and Gabelli Funds, LLC, dated February 17, 1999 — incorporated by reference to Post-Effective Amendment No. 18.

	(e)	Amended and Restated Distribution Agreement between the Registrant and G.distributors, LLC, dated as of June 22, 2017 – filed herewith

	(f)	Not Applicable.

	(g)	Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank & Trust Company (“State Street”), dated July 2, 2001 — incorporated by reference to Post-Effective Amendment No. 20 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on May 1, 2002 (Accession No. 0000935069-02-000385) (“Post-Effective Amendment No. 20”).

	(h)	Transfer Agency and Service Agreement between the Registrant and State Street, dated February 27, 1987 — incorporated by reference to Post-Effective Amendment No. 14.

	(i)(1)	Opinion and Consent of Counsel — incorporated by reference to Post-Effective Amendment No. 18.

	(i)(2)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP – filed herewith

(j)(1)	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, incorporated by reference to Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 28, 2017 (Accession No. 0001193125-17-146291) (“Post-Effective Amendment No. 43”).

(j)(2)	Powers of Attorney for Mario J. Gabelli, Anthony J. Colavita, James P. Conn, Karl Otto Pöhl, Anthony R. Pustorino, Anthony Torna, Sr., and Anthonie C. van Ekris, dated February 26, 1997 — incorporated by reference to Post-Effective Amendment No. 14.

(j)(3)	Power of Attorney for John D. Gabelli, dated April 28, 1999 — incorporated by reference to Post-Effective Amendment No. 17 to the Registant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 30, 1999 (Accession no. 0000927405-99-00165).

(j)(4)	Powers of Attorney for Dugald A. Fletcher and Salvatore J. Zizza — incorporated by reference to Post-Effective Amendment No. 20.

(j)(5)	Power of Attorney for Robert J. Morrissey, dated May 14, 2003 — incorporated by reference to Post-Effective Amendment No. 22 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 29, 2004 (Accession No. 00009350569-04-000669).

(k)	Not Applicable.

(l)(1)	Agreement with initial shareholder, dated February 27, 1987 — incorporated by reference to Post-Effective Amendment No. 14.

(l)(2)	Purchase Agreement with respect to Class A Shares of the Fund, dated April 28, 2000 — incorporated by reference to Post-Effective Amendment No. 18.

(l)(3)	Purchase Agreement with respect to Class C Shares of the Fund, dated April 28, 2000 — incorporated by reference to Post-Effective Amendment No. 18.

(m)(1)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class AAA Shares, dated August 1, 2011 — incorporated by reference to Post-Effective Amendment No. 33.

(m)(2)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class A Shares, dated August 1, 2011 — incorporated by reference to Post-Effective Amendment No. 33.

(m)(3)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class C Shares, dated August 1, 2011 — incorporated by reference to Post-Effective Amendment No. 33.

(m)(4)	Plan of Distribution pursuant to Rule 12b-1 relating to Class T Shares, dated as of February 23, 2017 – filed herewith

(n)	Second Amended and Restated Rule 18f-3 Multi-Class Plan, dated as of February 23, 2017 – filed herewith

(o)	Not Applicable.

(p)	Revised Code of Ethics for the Registrant, Gabelli Funds, LLC, GAMCO Asset Management Inc., G.research, LLC, G.distributors, LLC, Teton Advisors, Inc., Gabelli & Partners, LLC, Gabelli Fixed Income LLC, and Gabelli & Company Investment Advisers, Inc., dated January 12, 2017 — incorporated by reference to Post-Effective Amendment No. 43.

Item 29.	Persons Controlled by or Under Common Control with Registrant

None

Item 30. Indemnification

Subdivisions (c) through (g) of Section 12 of Article Seventh of Registrant’s Declaration of Trust, and Section 5 of the Amended and Restated Investment Advisory Agreement, are hereby incorporated by reference to Exhibits (a) and (d).

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust, its By-laws, the Amended and Restated Investment Advisory Agreement, the Administration Agreement and the Amended and Restated Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

Item 31. Business and Other Connections of Investment Adviser

Gabelli Funds, LLC (the “Adviser”) is a registered investment adviser providing investment management and administrative services to the Registrant. The Adviser also provides similar services to other mutual funds.

The information required by this Item 31 with respect to any other business, profession, vocation or employment of a substantial nature engaged in by directors and officers of the Adviser during the past two fiscal years is incorporated by reference to Form ADV filed by the Adviser pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-37706).

Item 32. Principal Underwriters

(a)	G.distributors, LLC (“G.distributors”) currently acts as distributor for Gabelli 787 Fund, Inc., Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., Gabelli Equity Series Funds, Inc., The Gabelli Dividend Growth Fund, GAMCO Global Series Funds, Inc., Gabelli Gold Fund, Inc., GAMCO International Growth Fund, Inc., Gabelli Investor Funds, Inc., The GAMCO Mathers Fund, The Gabelli Money Market Funds, The Gabelli ESG Fund, Inc., The Gabelli Utilities Fund, The Gabelli Asset Fund, The Gabelli Value 25 Fund Inc., The TETON Westwood Funds, the KEELEY Funds, and Gabelli NextShares Trust.

(b)	The information required by this Item 32 with respect to each director, officer or partner of G.distributors is incorporated by reference to Schedule A of Form BD filed by G.distributors pursuant to the Securities Exchange Act of 1934, as amended (SEC File No. 8-68697).

(c)	Not Applicable.

Item 33. Location of Accounts and Records

All accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940, as amended, and Rules 31a-1 through 31a-3 thereunder are maintained at the following offices:

1.	Gabelli Funds, LLC
One Corporate Center
Rye, New York 10580-1422

2.	BNY Mellon Investment Servicing (US) Inc.
201 Washington Street
Boston, Massachusetts 02108

3.	BNY Mellon Investment Servicing (US) Inc.
301 Bellevue Parkway
Wilmington, Delaware 19809

4.	State Street Bank and Trust Company
One Heritage Drive
North Quincy, Massachusetts 02171

5.	Boston Financial Data Services, Inc.
Two Heritage Drive
North Quincy, Massachusetts 02171

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, THE GAMCO GROWTH FUND, has duly caused this Post-Effective Amendment No. 45 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye and State of New York, on the 22nd day of June, 2017.

THE GAMCO GROWTH FUND

By:	/s/ Bruce N. Alpert
Bruce N. Alpert
President

As required by the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities set forth below on the 22nd day of June, 2017.

	NAME	TITLE

	Mario J. Gabelli*	Chairman of the Board
Mario J. Gabelli

	/s/ Bruce N. Alpert	President (Principal Executive Officer)
Bruce N. Alpert

	/s/ John C. Ball	Treasurer
John C. Ball

	Dugald A. Fletcher*	Trustee
Dugald A. Fletcher

	James P. Conn*	Trustee
James P. Conn

	John D. Gabelli*	Trustee
John D. Gabelli

	Robert J. Morrissey*	Trustee
Robert J. Morrissey

	Anthony R. Pustorino*	Trustee
Anthony R. Pustorino

	Anthony Toma, Sr.*	Trustee
Anthony Torna, Sr.

	Anthonie C. van Ekris*	Trustee
Anthonie C. van Ekris

	Salvatore J. Zizza*	Trustee
Salvatore J. Zizza

*By:	/s/ Bruce N. Alpert
Bruce N. Alpert Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

(a)(6)	Supplemental Declaration of Trust, dated June 20, 2017
(e)	Amended and Restated Distribution Agreement between the Registrant and G.distributors, LLC, dated as of June 22, 2017
(i)(2)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP
(m)(4)	Plan of Distribution pursuant to Rule 12b-1 relating to Class T Shares, dated as of February 23, 2017
(n)	Second Amended and Restated Rule 18f-3 Multi-Class Plan, dated as of February 23, 2017